Exhibit 35.2

Servicer Compliance Statement of Deere Credit Services, Inc.

I, Cory J. Reed, President of Deere Credit Services, Inc., state:

A review of Deere Credit Services, Inc.’s activities for the period from October 30, 2017 through October 28, 2018 (the “Reporting Period”) and of Deere Credit Services, Inc.’s performance under the Sale and Servicing Agreement dated as of July 27, 2016 among John Deere Capital Corporation, John Deere Receivables, Inc. and John Deere Owner Trust 2016-B has been made under my supervision, and to the best of my knowledge based on such review, Deere Credit Services, Inc. has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 11, 2019		Deere Credit Services, Inc.

	By:	/s/ Cory J. Reed
Cory J. Reed
President